Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Wilber Corporation:

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-4 of our reports dated March 11, 2010 with respect to the consolidated statements of condition of The Wilber Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of The Wilber Corporation and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/KPMG LLP

Albany, New York

February 14, 2011